Exhibit 99.1

Celestica Inc.

Annual Meeting of Shareholders

April 20, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business	Outcome of Vote

1. Election of each director nominee proposed in the Management Information Circular of the Company dated March 9, 2017, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:

Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Daniel P. DiMaggio	572,072,714	99.99%	61,369	0.01%
William A. Etherington	569,188,593	99.49%	2,945,490	0.51%
Thomas S. Gross	572,047,846	99.98%	86,237	0.02%
Laurette T. Koellner	569,307,900	99.51%	2,826,183	0.49%
Robert A. Mionis	572,075,506	99.99%	58,577	0.01%
Joseph M. Natale	571,728,135	99.93%	405,948	0.07%
Carol S. Perry	572,070,563	99.99%	63,520	0.01%
Tawfiq Popatia	572,073,354	99.99%	60,729	0.01%
Eamon J. Ryan	572,066,614	99.99%	67,469	0.01%
Michael M. Wilson	571,338,754	99.86%	795,329	0.14%

2.Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.	Carried by a show of hands.

Business	Outcome of Vote
3.Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.	Carried by a show of hands.

4.Approval of advisory resolution on the Company’s approach to executive compensation.	Approved.

Votes For	% Votes For	Votes Against	% Votes Against
552,476,168	96.56%	19,657,915	3.44%